Freescale Semiconductor, Ltd. 6501 William Cannon Drive West, Austin, TX 78735 www.freescale.com

May 14, 2014

VIA EDGAR

Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:     Freescale Semiconductor, Ltd.
Form 10-K for the fiscal year ended December 31, 2013
Filed February 10, 2014
File No. 001-35184

Dear Mr. Cascio:
On behalf of Freescale Semiconductor, Ltd., a Bermuda exempted limited liability company (the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated April 30, 2014 (the “Comment Letter”) relating to the Company's Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on February 10, 2014 (the “10-K”).
For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter in italics, followed by the Company's response. Capitalized terms used but not defined herein have the meanings given to them in the 10-K. All references to page numbers and captions (other than those in the comments) correspond to the page numbers and captions in the 10-K.
Form 10-K for the fiscal year ended December 31, 2013
Consolidated Financial Statements
Note 1. Business Segments, page 66

Brian Cascio
Securities and Exchange Commission
May 14, 2014

1.
We reference the disclosure on page 66 that you operate and account for your results in one reportable segment, the design, development, manufacture and market of high performance semiconductor products. Please tell us how you considered the guidance in FASB ASC 280-10-50-1 through 9. In this regard, we note that you have five major focused product groups, each of which has a Senior Vice President and General Manager that oversees its operations and may be considered a segment manager. Please clarify why these product groups do not represent segments or aggregated segments under FASB ASC 280.

We have concluded that we have one operating segment because Gregg Lowe, our President and Chief Executive Officer ("CEO"), and Chief Operating Decision Maker ("CODM"), as defined by ASC Topic 280, “Segment Reporting” (“ASC Topic 280”), manages the Company, assesses financial performance and makes decisions with regard to resource allocation at the total Company level and based on the Company’s overall financial results of operations. Several factors support this conclusion. For example, corporate goals to grow revenue to gain market share and increase gross margin to improve profitability are at the total Company level. The organizational structure of the Company facilitates a hybrid focus around the markets we are targeting and our product groups (Microcontrollers, Digital Networking, Automotive MCU, Analog & Sensors and RF, collectively "PGs") through which such markets are being served. We have standardized roles and responsibilities around centralized corporate functions (i.e., technology solutions support, target market research and development efforts, manufacturing operations and sales and marketing) as opposed to structurally organizing the Company by region, industry, product line or otherwise.
Other factors support both the determination that we have one operating segment and the conclusion that our Senior Vice Presidents and PG General Managers ("GMs") are not segment managers. Specifically, our GMs are responsible for one element of our business strategy, Design, which includes research and development, product design and new product introduction. The technologies used and developed by the PGs are intended to be leveraged and expanded upon across PGs. In addition, the performance metrics for the GMs' bonus compensation are based upon Company level results. Although certain disaggregated financial information is available by PG, its use is limited to the method by which we “operationalize” our overall global corporate strategy into measurable operating targets. The derived operating performance measures for a PG, other than revenue, are based on allocations which make the information less suitable to the CODM for decision-making purposes.
We believe providing financial information by one reportable segment meets the guidance in ASC Topic 280 and provides sufficient information to financial statement users about the business activities in which the Company engages and the economic environments in which it operates to facilitate an understanding of our performance, assessment of our prospects for future net cash flows, and formulation of informed judgments about the Company’s operations.
The Company identifies Gregg Lowe, our President and CEO, as our CODM as defined by ASC Topic 280. Mr. Lowe manages the Company and makes decisions regarding corporate strategy and resource allocation at the consolidated Company level. His goals, communicated both internally and externally, as further discussed below, are at the consolidated Company level. Freescale’s structure and organization chart is as follows:

Brian Cascio
Securities and Exchange Commission
May 14, 2014

Gregg Lowe President & CEO

"Sell" & Support	"Design"	"Build"

Brandon Tolany Global Sales & Marketing	James Bates Analog & Sensors	David Reed Manufacturing Operations

Alan Campbell[1] Finance and Information Technology	Bob Conrad Automotive MCU

Jeff Elson Human Resources and Security	Tom Deitrich Digital Networking

Jennifer Wuamett Legal	Paul Hart RF

Geoff Lees Microcontrollers

(1) Mr. Campbell announced his retirement in January 2014. His successor Daniel Durn has been appointed to the role effective June 2014.

The Company’s principal business is the design and manufacture of semiconductors and embedded processing solutions for the automotive, networking, industrial and consumer markets. The Company’s structure, as illustrated above, is organized around standardized roles and responsibilities based on these centralized corporate functions: Sell (sales and marketing/strategy through the sales and support functions), Design (research and development, product design and new product introduction through our PGs), and Build (manufacturing, supply chain operations, quality and process technology through our manufacturing operations) along with our corporate support functions (finance, information technology, human resources and legal). We use this Sell-Design-Build organizational matrix instead of structurally organizing the Company by region, industry, product line or otherwise. Our centralized structure supports a uniform global operating strategy in which the CODM executes strategic planning based on our target markets, capital investment, and resource allocation decisions at the consolidated Company level. The CODM has determined that the Company’s focus is on growing revenue to gain market share and increasing gross margin to improve profitability from a total Company perspective. The five PGs have similar products (i.e., integrated circuit technology), production processes (i.e., wafer fabrication, imprinted circuitry, yield impact, etc.), types of customers (i.e., electronic systems/product manufacturing) and methods for distribution (i.e., distributors or direct/original equipment manufacturer sales). Furthermore, our integrated approach to developing our products uses discrete technologies developed or acquired by the Company across many of our products. This cross-dependency among groups is evidenced

Brian Cascio
Securities and Exchange Commission
May 14, 2014

by the electronic design automation tools used in both design and development which are shared among the PGs; the strategic use of applications processors developed by our Microcontrollers PG which will be leveraged by the Automotive MCU PG; along with the joint development of Digital Front End products utilizing resources from both the Digital Networking and RF PGs. We continue to expand our system solution capabilities, which leverage specific products from multiple PGs and focus efforts at the Company level versus any specific PG. Examples of this include: (1) attaching analog products to our microcontroller products; (2) discontinuing power management integrated circuits ("PMIC") development in analog and partnering with other providers of such technology externally when selling a system solution with PMIC requirements; and (3) proliferating the ARM architecture historically used in the eReader and driver information solution set into other areas supported by the Microcontroller and Digital Networking PGs. Furthermore, the Company recently made the decision to consolidate our global distribution partners from three to two. Each of these decisions was made at the corporate level by the CODM for the benefit of the total Company.
The factors described below further demonstrate how the CODM coordinates the Sell-Design-Build organizational matrix at the consolidated level.
The CODM, based on the Company’s overall business strategy, directs our global sales and marketing team to identify new business opportunities across our target markets for both system level and individual products. The PG teams work with the sales and marketing team to select the subset of new business opportunities the Company will pursue. The best example of this is the decision to significantly increase sales support resources in China by reallocating resources from other regions. This decision was made to drive increased revenue growth and market share across the organization versus within any individual PG. The PGs are primarily responsible for product design and new product introduction in the target markets in which we compete. In addition, they work with manufacturing operations to decrease the costs required to produce our products. Manufacturing operations are responsible not only for the manufacturing and procurement functions but also for planning of production/production shipment prioritization, new product costing assessments and ensuring our manufacturing capabilities can support our product roadmaps.
Pursuit of selected business opportunities, or design wins, is a coordinated effort between the sales team, PGs and manufacturing operations. The sales team acts as the main interface with the customer during the process, with the PG team providing design and functional specifications and assisting in establishing product pricing. Our sales and marketing team is organized by customer and is incentivized to maximize overall market share within such customers for the Company. An example of this strategy is our focus on attaching complementary products (i.e., analog, sensor, RF, software, etc.) to sales of microcontrollers, application processors and communications processors to create a total solution for our customers. Fundamental to the pricing process is an accurate product costing profile, which is formulated by manufacturing operations based on the design and functionality specifications they receive from the PG teams, among other information. We also have a pricing team under our Chief Financial Officer which provides an independent perspective of pricing decisions and ensures compliance with agreed upon terms. The responsibility for the achievement of design wins, revenue, gross margin and other operating performance targets is a collaborative effort among various members of the leadership team reporting to the CODM. Although this process is coordinated by the GMs and their teams, the CODM may nonetheless override or amend any decision at any time, from selection of specific targeted business opportunities to investment of corporate assets, including research and development resources. Once a design win is

Brian Cascio
Securities and Exchange Commission
May 14, 2014

secured, the PGs continue to monitor the overall progress from design win to realization of performance targets based, in part, on reviewing their PG’s respective operating results on a monthly basis. Although PGs serve as one focal point at which interim operating performance can be assessed and GMs are able to independently manage their respective owned research and development resources to achieve product design and functionality, the CODM allocates corporate assets, directs any corporate investments and determines targeted markets.
The following discussion addresses the three characteristics of an operating segment as defined in ASC Topic 280-10-50-1, as they apply to the Company:

a)	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
The five PGs engage in business activities that earn revenues; however, while a portion of the PGs’ operating expenses are generated by a particular PG (referred to as “owned expenses” internally), a significant portion of expenses are allocated to the PGs by other centralized functional areas. These allocations are made to facilitate the compilation of summarized financial information (i.e., operating performance metrics by PG) which enables us to operationalize our overall global corporate strategy into measurable operating targets for our 15,000 products. Furthermore, it is utilized by the GMs to manage their products on a monthly basis and by the CODM to assess the execution and on-going feasibility of the Company’s overall corporate goals and objectives.
Owned expenses consist primarily of employee compensation, mask costs, external services and travel expenses. Other operating expenses, such as manufacturing, sales and marketing, design tools, facilities and general and administrative support are segregated by centralized function and are allocated to the PGs using various cost allocation keys. The PG owned expenses represent less than 20% of the total cost structure of the Company. Although reasonable expense allocations to an operating segment’s profit and loss measure is permitted under ASC Topic 280, the FASB has indicated that information used by the CODM is useful for decision-making purposes if it includes amounts that are specifically identified and clearly attributable to a particular segment. Profit and loss measures are less useful to the CODM for operating decision-making purposes (e.g., capital investment and resources allocation), and likewise, to financial statement users, when a large proportion of costs are driven by allocations instead of costs specifically owned by a PG.

b)	Its operating results are regularly reviewed by the public entity's CODM to make decisions about resources to be allocated to the segment and to assess its performance.
The operating results of PGs are accessible by the CODM in his capacity as President and CEO, as he is provided financial, operational and market data on the overall Company and on the PGs. This information is provided to the CODM in connection with the Company’s strategic and annual operating planning processes and its internal operations review process. As previously discussed, the operational results for our PGs, however, are provided on a supporting basis to facilitate management supervision over, and measure the efficiency of, the Company’s operations at a level higher than that of individual products. It is also an organized manner under which to

Brian Cascio
Securities and Exchange Commission
May 14, 2014

assess, at a summary level, the on-going performance indicators of the more than 15,000 products manufactured by the Company.
It is important to note that the CODM is also receiving similar financial information and performance metrics related to the other centralized functional areas of the Company during these planning, review and reporting processes, including data on target market (automotive, networking, industrial and consumer) revenue and market share trends, semiconductor industry trends, business trends, sales and marketing metrics, regional insights, manufacturing operations and technology developments.

(i)
The Company operates under a uniform global operating strategy, and the CODM, not the GMs, makes operating decisions regarding strategic investments and resource allocation based on aggregated information at the overall Company level. Set forth below are examples illustrating our strategic investment and resource allocation process:

•
During the annual operating planning process, research and development investment expenditures have historically been targeted at 17% of total Company revenue, selling, general and administrative expenses were targeted at 11% of total Company revenue and capital investments were targeted at 5% of total Company revenue.

•
Acquisitions of purchased technology are made to complement or impact the Company’s entire technology and product portfolio versus that of the individual PGs. The best example of this is the proliferation of the ARM architecture across the PGs versus individual PGs making different decisions on architecture direction. Another example of this is the manner in which design development tools are sourced. These decisions are made at the corporate level based on the direction best suited for the overall Company versus individual preferences at the PG level.

•
In instances where we encounter manufacturing capacity restraints, allocation of resources is decided by manufacturing operations primarily based on avoiding or minimizing disruptions to our overall customer product delivery commitments, both with regard to quantity and timeline. Further consideration may also be given to a particular market sub-segment that may be considered to be a strategic priority, for example, because we may not be able to grow market share if we cannot demonstrate that we can provide a reliable product supply.

•
Strategic decisions are made based upon the impact to the total Company, and not based upon a particular PG. Specifically, beginning in 2008, we executed a reorganization plan under which we decided to cease manufacturing operations at our 150 millimeter manufacturing facilities in Toulouse, France and Sendai, Japan. This decision was made to benefit the total Company and was more impactful to some of the PGs than others, especially with respect to groups requiring advanced technologies which will necessitate more reliance on foundry partners. Additionally, in connection with the 2012 Strategic Realignment, significant broad-based headcount reductions were made across the Company. The overall goal was to reduce headcount and their related costs versus specific decisions within any PG. In addition, the PGs did not lead the decision process surrounding the changes in level of support by areas such as quality, supply

Brian Cascio
Securities and Exchange Commission
May 14, 2014

chain, technology development support, or corporate areas (finance, human resources, legal, etc.), which were all made at the total Company level. Furthermore, the Company’s recent decision to streamline our operations and improve the efficiency of our global distribution network by consolidating our global distribution channel from three to two distribution partners was based on the expected benefit to the total Company without focusing on the impact on revenue to any specific PG.

•
The headcount composition across the organization further supports our Sell-Design-Build model through one operating segment. Of our 18,000 full-time and contract employees, approximately 1,000 support our global sales and marketing function, 5,000 are within our PGs and another 10,000 support manufacturing operations, with the remaining headcount involved in other supporting areas (technology support, information technology, finance, legal, human resources, etc.).

This resource allocation process is also based, in part, on overall business and technology trends in the semiconductor industry and, to some extent, is strategically driven by the end markets in which we have chosen to compete. The annual operating plan metrics for the PGs are a consequence of an overall corporate investment and resource allocation strategy and not a driver of those decisions. (This is as opposed to, for instance, a situation in which the PGs are proposing separate, standalone business plans which are then consolidated, thus steering the overall strategic direction of the Company.) They are utilized as a means to operationalize global strategic plans and monitor progress towards overall corporate goals and objectives at the Company level. The PG performance metrics presented during the internal recurring operations review process allow the CODM to evaluate whether the Company is on target with its strategic operating plans at a summarized PG level. The CODM is presented with performance metrics across the other centralized functional areas of the Company, not just from the PGs, during the operations review process in order to evaluate overall Company performance to plan. If information presented during the operations review process triggers a need to re-examine overall corporate goals and objectives, investment decisions and/or resource allocations, that assessment is done at the global strategic level, not at the PG level.
(ii) The CODM uses the Company’s overall financial results of operations, as opposed to the operating results of the PGs, to assess the Company’s performance.

•
The incentive compensation system is based on the overall financial performance of the Company. Neither employees nor executives are compensated based on the results of any particular PG. Instead, the Company’s bonus plan is a function of company-wide objectives on consolidated financial results, such as revenue growth, increases in gross margin and a defined non-GAAP consolidated EBIT metric.

•
The sales team, which is not eligible to participate in the Company’s bonus plan, is compensated on customer-specific market share, revenue and design wins, none of which are PG-specific. As many of the Company’s customers purchase products from more than one PG, sales employees dedicated to specific customers are responsible for selling products from multiple PGs to that customer.

Brian Cascio
Securities and Exchange Commission
May 14, 2014

•
GMs are responsible from a budget perspective for their “owned expenses,” including salaries and fringes, mask costs, external services and travel expenses, with influence in the areas of sales, manufacturing, process technology, procurement and quality (refer to further detailed discussion in (c)(ii) below). Although they have access to the operating results of their respective PGs, the information is only used to monitor their progress on their derived operating plans. GMs cannot autonomously reallocate any corporate assets, redirect any corporate investments or alter targeted markets. That process is ultimately managed at an overall Company level by the CODM.

•	Cash flow information is not available at the PG level. Furthermore, cash flow generated by a PG is not available for reinvestment by the PG. These decisions are all made at the overall Company level.

c)	Its discrete financial information is available.
Discrete financial information is available by PG. Revenues, gross margin, EBIT and inventory metrics by PG are available internally within the Company. Although the CODM is provided the operating results and the discrete financial information of the PGs separately:

(i)
The nature of the discrete financial information varies over time. There is significant variability in the information provided by the GMs on a regular basis. As part of the recurring operations review processes, the GMs provide specific information surrounding the entity goals at that point in time, and often provide additional information they believe is relevant. Furthermore, we are a controlled company and our Board of Directors is comprised of several representatives from our private equity Sponsors, and our Sponsor directors have periodically requested discrete financial information for their use in evaluating the value of their investments as shareholders and evaluating opportunities to maximize shareholder return.

(ii)	Accountability for operational results is dependent upon the factors impacting those results.

•
If revenues are less than expected, responsibility is determined by the underlying cause of the shortfall to target. If the shortfall is attributable more to lack of business opportunities, the CODM will hold the sales and marketing GM accountable, as this team is responsible for presenting a sufficient number and range of new business opportunities from which the PG GMs may choose to pursue. If underperformance is principally the result of product functionality that is less than what was communicated to the customer and/or the market in advance of production, the CODM will hold the PG GM accountable, as their teams are responsible for ensuring the final product design and functionality meets the needs specified by the customer or indicated by the market.

•
Gross margin is a shared responsibility and managed in total with the sales and support teams, PGs and manufacturing operations, each having individual responsibility for their specific area. If gross margin is less than expected, that deficit to target may be due mainly to inaccurate product costing information provided by the manufacturing operations GM, despite precise product design and

Brian Cascio
Securities and Exchange Commission
May 14, 2014

functional specifications supplied to them by the PG GMs. Under such circumstances, the CODM will hold the manufacturing operations GM accountable, as that team is responsible for providing accurate product costing profiles. Conversely, if that shortfall results predominantly from imprecise product design specifications which cause production costs to run over targets, the CODM will hold the PG GMs accountable, as their teams are responsible for providing accurate production specifications so that the manufacturing operations GM can accurately build the product cost profiles that affect forecasted gross margins.

•
For these reasons, the GMs are not solely accountable to the CODM for the operating activities, financial results or forecasts of the PGs they manage and are not segment managers. As described above, under the Company’s organizational structure, significant aspects of financial performance are managed by functional departments outside of the PGs (specifically, the GMs of sales and marketing and manufacturing operations).

(iii)
Key strategic and operational decisions are driven by the impact on the corporation versus at the PG level. In addition to the strategic reorganization initiatives and cash flow reinvestment decisions previously discussed, the most relevant example of centralized decision making is that the GMs cannot independently decide whether to manufacture products internally or externally. These decisions are made by the manufacturing operations team to ensure we are maximizing the utilization of our internal capacity and opting to externally manufacture when we cannot support the specific technology or do not have the capacity internally to accommodate the production volumes, or to manage supply chain risk by dual sourcing certain key products. Finally, our capital expenditures are controlled by the manufacturing operations and finance organizations with priorities focused on maximizing overall manufacturing capacity versus on a PG basis.

(iv)
As previously discussed, a significant portion of operating expenses at the PG level, other than “owned expenses,” are segregated by centralized function (e.g., manufacturing costs, sales and marketing and general and administrative support) and allocated to the PGs according to various allocation keys that periodically change as a result of evolving views on the business. For example, the Company allocates many manufacturing costs to the PGs based on production volume using an activity-based standard cost system. Research and development costs, beyond the owned expenses directly attributable to the PGs, are primarily charged to the PGs based upon specific activities being performed at the individual technology or product level. SG&A is predominantly allocated to the PGs based on various allocation methods and, to a lesser extent, are specifically identified or charged based upon the particular activities being performed by or on behalf of each PG. The Company does not assign specific assets to the PGs other than inventory and items specific to their organization (i.e., lab equipment).

Because a significant portion of operating expenses are not specifically identified and directly attributable to or “owned” by the PGs, the derived profitability measures (e.g., gross margins and EBIT) reported for those PGs are less meaningful to the CODM for operational decision-making purposes or to users of the financial statements.

Brian Cascio
Securities and Exchange Commission
May 14, 2014

(v)
Other relevant financial information that would be necessary to manage a standalone business and assess its performance is not available by PG. For instance, cash flow information is not carried down to this level and is only prepared and reviewed at the total consolidated Company level. The only balance sheet information tracked by PG is inventory; other working capital and other balance sheet metrics are not obtainable by PG. Moreover, our intellectual property, one of our most valuable assets, is not designated by PG, but rather is a consolidated portfolio that is available across the PGs and manufacturing operations.

Our historical PG realignments also support the determination that we have one reportable segment and the GMs are not segment managers. In the fourth quarter of 2007, we realigned our operations to better enable us to execute to our strategic growth initiatives and as a result, established the Sell-Design-Build structure that resulted in four PGs focused on delivering new products. As a result, we operated and accounted for our results in one reportable segment. In the first quarter of 2008, a new CEO (also identified as the CODM) was appointed who continued to operate the Company as one reportable segment. In the first quarter of 2012 in connection with the departure of one of the Company’s GMs, we consolidated from the four PGs established in 2007 to two PGs. We again realigned our PGs based upon our current CEO’s strategic direction in the fourth quarter of 2012. In summary, the Company has realigned its PGs numerous times over the last seven years, with three different PG compositions during 2012 alone. If our PGs were truly functioning as independent operating segments, such frequent reorganizations would have severely disrupted operations, but that has not occurred. Instead, our previous and current CODMs have operated the Company under the centralized functions of the Sell-Design-Build model enabling us to seamlessly continue our global sales and marketing, research & development and manufacturing operations.
In consideration of all of these factors and ASC Topic 280, we conclude that we have one operating segment and our GMs are not segment managers. Furthermore, as we have one operating segment as defined by ASC Topic 280, the aggregation criteria to determine reportable segments are not applicable.
Note 7. Income Taxes, page 88

2.	In future filings please provide the disclosures related to undistributed earnings of foreign subsidiaries in compliance with FASB ASC 740-30-50-2.
The Company respectfully notes the Staff’s comment and advises the Staff that the Company has not permanently reinvested the undistributed earnings of the non-U.S. subsidiaries of Freescale Inc., an indirect U.S. subsidiary of the Company and the primary holding company for the Company's non-U.S. operations, and, accordingly, has recognized a deferred tax liability related to Freescale Inc. subsidiaries’ undistributed earnings in its consolidated financial statements.
Further, the Company advises the Staff that the Company has not performed earnings and profits studies for Freescale Inc. to determine the amounts that would be subject to dividend treatment because there is no intention of repatriating any earnings from Freescale Inc. to the Company. Therefore, the amount of undistributed earnings for Freescale Inc. is not known and has not been disclosed. The Company considers the earnings of Freescale Inc. to be indefinitely reinvested due to the Company's intentions to continue investing in Freescale Inc. for the foreseeable future due to the debt service obligati

Brian Cascio
Securities and Exchange Commission
May 14, 2014

ons of Freescale Inc. The Company has not disclosed the amount of this unrecognized deferred tax liability in accordance with ASC Topic 740-30-50-2 because such determination is not practicable in light of the variety of domestic tax laws that must be considered, as well as the application of those laws to the Company's expectations regarding the manner and timing of any potential future repatriations. We will revise future disclosures to further elaborate on this point.
****
The Company has reviewed the Staff’s comments and the Company’s responses with its independent auditor. The Company’s independent auditor has indicated its concurrence with the responses set forth herein.
In connection with its response to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
The Company believes that the foregoing responds fully to the questions to the Comment Letter. Please let us know if you have any further comments by contacting the undersigned at (512) 895-8855.

Sincerely,

/s/ Jennifer B. Wuamett
Senior Vice President, General Counsel and Secretary

cc:	Martin James, SEC
Kristin Lochhead, SEC
Jonathan Ko, Skadden, Arps, Slate, Meagher & Flom LLP